NEWS RELEASE

July 19, 2007 Trading Symbol: TSX: RNG

 Amex: RNO

RIO NARCEA ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Toronto, Ontario – Following the acquisition of approximately 71 percent of the common shares and approximately 67 percent of the warrants of Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”), by Lundin Mining Corporation, the Company today announced the composition of its new board of directors. The new board is comprised of Karl-Axel Waplan, Colin K. Benner, William A. Rand, Brian D. Edgar and John H. Craig. Each member of Rio Narcea’s previous board has resigned.

For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com